FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Pursuant to our prior disclosure dated February 01, 2018 under Regulation 30 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, regarding the acquisition of 9.9% stake in Tapits Technologies Private Limited by ICICI Bank Limited, we wish to update you that Tapits Technologies Private Limited has proposed to raise fresh equity capital from new investor.

While ICICI Bank Limited is not participating in the proposed fresh issue, certain consequential amendments were required to be made to the shareholding agreement for entry of new investor. Accordingly, on March 31, 2020, the Amended Shareholders Agreement for the same got concluded by all parties. Post the proposed capital raise by Tapits Technologies Private Limited, ICICI Bank's shareholding in Tapits Technologies Private Limited could reduce from 9.9% to upto 7.2%.

ICICI Bank Limited is neither acquiring nor disposing any shares or voting rights and a disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 is not warranted. However, we are providing this update by way of abundant caution.

Due to challenges arising out of COVID-19 pandemic, we are delayed by few hours in making this disclosure.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	April 2, 2020	By:	/s/ Prashant Mistry
			Name :	Prashant Mistry
			Title :	Chief Manager